John Hancock Life Insurance Company (U.S.A.) A Stock Company

Rider

[Healthy Engagement Core Rider]

This rider is made a part of your policy to which it is attached and is effective on the date we attach it to your policy or, if later, the date a Life Insured attains Age 20. This rider is only in effect in the absence of any other Healthy Engagement feature that is attached to or included with a policy issued by the Company. This rider terminates at the earlier of the date your policy terminates or, if attached to a Term Life Insurance policy, the end of the Select Period or Level Premium Period (whichever is applicable).

There is no charge for this rider.

HEALTHY ENGAGEMENT CORE PROGRAM

Under this rider, Life Insureds may participate in the Company’s Healthy Engagement Core program. The Healthy Engagement Core program is designed to help improve longevity of a Life Insured by educating and motivating him or her to develop and maintain a healthy lifestyle.

Through participation in the Healthy Engagement Core program, a Life Insured may receive discounts on goods and services, educational resources, tools, or other items designed to encourage a Life Insured to learn about and to participate in healthy activities. The availability of such items a Life Insured may receive under the Healthy Engagement Core program may change over time.

The decision to participate in the Healthy Engagement Core program is voluntary. We reserve the right to amend elements of the Healthy Engagement Core program from time to time. A Life Insured can obtain current information about the Healthy Engagement Core program by visiting [http://www.JohnHancockVitality.com/] or by contacting our Service Office at [1-800-387-2747].

In no event will the Company use any medical or other information about a Life Insured provided after the Issue Date under the Healthy Engagement Core program:

(a)	to change a Life Insured’s Risk Classification shown in the Policy Specifications; or
(b)	as the sole basis to deny a request to reinstate coverage.

ADMINISTRATION

The Healthy Engagement Core program may be administered by us or through an affiliated or unaffiliated company designated by us. We reserve the right to designate or replace any such company at any time. There may be costs associated with participating in the Healthy Engagement Core program that may not be reimbursed by the Company. Examples of such costs include, but are not limited to, health coverage co-pays, health club fees, athletic event registration fees, health equipment, health monitoring devices, athletic attire, and online access fees.

Signed for the Company by:

18VCR